Filed by Cypress Semiconductor Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spansion Inc.

Commission File No.: 001-34747

Cypress Contact:

Joseph L. McCarthy, Senior Director, Corporate Communications, +1-408-943-2902

Spansion Contact:

Michele Landry, Vice President, Corporate Communications, +1-408-616-3817

Cypress and Spansion Announce Effectiveness of SEC Registration Statement and

Approval from the Japan Fair Trade Commission

Companies Schedule Respective Shareholder Meetings for March 12, 2015

SUNNYVALE, Calif. and SAN JOSE, Calif., February 9, 2015 – Cypress Semiconductor Corp. (NASDAQ: CY) and Spansion Inc. (NYSE: CODE) announced today that the registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (“SEC”) by Cypress on December 19, 2014, and as subsequently amended, which includes a joint proxy statement/prospectus of Cypress and Spansion, was declared effective by the SEC on February 5, 2015.

The companies also announced that the Japan Fair Trade Commission has granted clearance of their proposed merger. With this clearance from Japan, all requisite antitrust government approvals have been received, including from Germany and the United States as previously announced.

Cypress and Spansion have each scheduled special shareholder meetings for March 12, 2015, in order to seek shareholder approval of the proposed merger. Cypress’s special meeting of shareholders will be held at 8:00 a.m. Pacific Standard Time at Cypress headquarters, located at 198 Champion Court in San Jose, California. Spansion’s special meeting of shareholders will be held at 8:00 a.m. Pacific Standard Time at 915 DeGuigne Drive, MS 176, Sunnyvale, California. Each company’s shareholders of record at the close of business on February 5, 2015, will be entitled to vote at their respective meetings.

On February 6, 2015, Cypress filed a revised joint proxy statement/prospectus pursuant to Rule 424(b) of the Securities Act of 1933, as amended, in order to make available the document that will be mailed to the shareholders of each of Cypress and Spansion in connection with the respective special meetings. The joint proxy statement/prospectus is available through the SEC’s website at www.sec.gov and via Cypress’s IR website and Spansion’s IR website. Cypress and Spansion will begin mailing the joint proxy statement/prospectus to their respective shareholders to provide additional information and instructions for voting by February 10, 2015.

“We are pleased to have passed these milestones in the process of closing our merger with Spansion,” said T.J. Rodgers, Cypress President and CEO. “Our teams have been working diligently to complete the regulatory process quickly. With final approval at the shareholder meetings, and with all closing conditions satisfied, we will be in a position to close the merger in time to include Spansion shareholders in the distribution of our next quarterly dividend.”

The closing of the merger remains subject to approval by Cypress and Spansion shareholders. As previously announced, the merger agreement was unanimously approved by the boards of directors of both companies, and Cypress and Spansion expect the deal to close promptly after the shareholder approval.

On December 1, 2014, Cypress and Spansion entered into a definitive agreement to merge in an all-stock, tax-free transaction valued at approximately $4 billion. The post-merger company will generate more than $2 billion in revenue annually and create a leading global provider of microcontrollers and specialized memories needed in today’s embedded systems. Under the terms of the agreement, Spansion shareholders will receive 2.457 Cypress shares for each Spansion share they own. The shareholders of each company will own approximately 50 percent of the post-merger company.

About Cypress

Cypress delivers high-performance, mixed-signal, programmable solutions that provide customers with rapid time-to-market and exceptional system value. Cypress offerings include the flagship PSoC® 1, PSoC 3, PSoC 4 and PSoC 5 programmable system-on-chip families. Cypress is the world leader in capacitive user interface solutions including CapSense® touch sensing, TrueTouch® touchscreens, and trackpad solutions for notebook PCs and peripherals. Cypress is a world leader in USB controllers, which enhance connectivity and performance in a wide range of consumer and industrial products. Cypress is also the world leader in SRAM and nonvolatile RAM memories. Cypress serves numerous major markets, including consumer, mobile handsets, computation, data communications, automotive, industrial and military. Cypress trades on the NASDAQ Global Select Market under the ticker symbol CY. Visit Cypress online at www.cypress.com.

Cypress and the Cypress logo, PSoC, CapSense and TrueTouch are registered trademarks of Cypress Semiconductor Corporation. All other trademarks are property of their owners.

About Spansion

Spansion (NYSE: CODE) is a global leader in embedded systems solutions. Spansion’s flash memory, microcontrollers, analog and mixed-signal products drive the development of faster, intelligent, secure and energy efficient electronics. Spansion is at the heart of electronic systems, connecting, controlling, storing and powering everything from automotive electronics and industrial systems to the highly interactive and immersive consumer devices that are enriching people’s daily lives. For more information, visit http://www.spansion.com.

Spansion®, the Spansion logo, and combinations thereof, are trademarks and registered trademarks of Spansion LLC in the United States and other countries. Other names used are for informational purposes only and may be trademarks of their respective owners.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including with respect to the anticipated timing, completion and effects of the proposed merger between Cypress and Spansion. These statements are based on management’s current expectations and beliefs, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Forward-looking statements may contain words such as “will be,” “will,” “expected,” “anticipate,” “continue,” or similar expressions, and include the assumptions that underlie such statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the Cypress or Spansion shareholders to approve the proposed merger; failure to achieve regulatory approval; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees, customers and suppliers; and other factors, including those set forth in the registration statement on Form S-4 filed by Cypress with respect to the proposed merger, and the most current Form 10-K, Form 10-Q and 8-K reports filed by Cypress and Spansion, with the Securities and Exchange Commission (the “SEC”). All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof, and Cypress and Spansion are under no obligation (and expressly disclaim any such obligation) to update or revise their forward-looking statements whether as a result of new information, future events, or otherwise.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed merger, Cypress has filed a registration statement on Form S-4, which was declared effective on February 5, 2015, and which includes a joint proxy statement/prospectus and other documents concerning the proposed merger with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT

DOCUMENTS FILED WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT CYPRESS, SPANSION, AND THE PROPOSED MERGER. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and any other documents filed by Cypress and Spansion with the SEC at the SEC’s website at www.sec.gov. They may also be obtained for free by contacting Cypress Investor Relations at http://investors.cypress.com/contactus.cfm or by telephone at (408) 943-2656 or by contacting Spansion Investor Relations at investor.relations@spansion.com or by telephone at (408) 962-2500. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

Participants in the Solicitation

Each of Spansion and Cypress and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective shareholders with respect to the transactions contemplated by the merger agreement. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Cypress or Spansion security holders in connection with the proposed merger will be set forth in the registration statement and the joint proxy statement/prospectus when filed with the SEC. Information regarding Spansion’s executive officers and directors is included in Spansion’s Proxy Statement for its 2014 Annual Meeting of Shareholders, filed with the SEC on April 18, 2014, and its Current Report on Form 8-K, filed with the SEC on August 19, 2014, and information regarding Cypress’ executive officers and directors is included in Cypress’ Proxy Statement for its 2014 Annual Meeting of Shareholders, filed with the SEC on March 28, 2014 and its Current Report on Form 8-K, filed with the SEC on April 2, 2014. Copies of the foregoing documents may be obtained as provided above. Certain executive officers and directors of Cypress and Spansion have interests in the transaction that may differ from the interests of Cypress and Spansion shareholders generally. These interests are described in the joint proxy statement/prospectus.

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